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                                                                      Exhibit 12

St. Paul Companies, Inc.
Computation of Ratios
(In millions, except ratios)

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
                                                          3Q 2002
EARNINGS:                                                   YTD               2001        2000        1999          1998       1997

Income from continuing operations
    before income taxes                                      ($73)          ($1,431)     $1,401        $951         $100      $1,356
Add: fixed charges                                            160               173         174         175          153         150
                                                      ------------     -------------------------------------------------------------
Income, as adjusted                                          ($87)          ($1,258)     $1,575      $1,126         $253      $1,506

FIXED CHARGES AND
    PREFERRED DIVIDENDS:

Interest expense and amortization                             $84              $112        $116         $99          $75         $87
Distributions on preferred capital securities                  53                33          31          36           38          33
Rental expense (1)                                             23                28          27          40           40          30
                                                      ------------     -------------------------------------------------------------
Total fixed charges                                           160               173         174         175          153         150

Preferred stock dividend requirements                          10                14          15          16           13          20

Total fixed charges and preferred stock
                                                      ------------     -------------------------------------------------------------
    dividend requirements                                    $170              $187        $189        $191         $166        $170

Ratio of earnings to fixed charges (2)                          -                 -        9.03        6.43         1.65       10.06

Ratio of earnings to combined fixed charges
    and preferred stock dividend requirements (2)               -                 -        8.32        5.88         1.52        8.88

(1) Interest portion deemed implicit in total rent expense.

(2) Losses are inadequate to cover "fixed charges" by $73 million in 2002, and $1.431 billion in 2001. Losses are inadequate to cover "combined fixed charges and preferred stock dividends" by $83 million in 2002 and $1.445 billion in 2001.

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